August 18, 2016

Via EDGAR and Overnight Delivery

Division of Corporation Finance
U.S. Securities & Exchange Commission
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Amanda Ravitz
Caleb French
Daniel Morris
Dennis Hult
Kate Tillan

Re:	Quantenna Communications, Inc.
Draft Registration Statement on Form S-1
Submitted July 13, 2016
CIK No. 0001370702
Ladies and Gentlemen:
On behalf of our client, Quantenna Communications, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 4, 2016, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both clean copies of the Registration Statement and copies marked to show all changes from the version confidentially submitted on July 13, 2016.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on July 13, 2016), all page references herein correspond to the page of the revised draft of the Registration Statement.
Prospectus

1.
Please revise your disclosure to present it from the perspective of an investor who may not be an expert in your industry. In this regard, it appears from your disclosure that you assume that readers already know the meanings of certain terms and their significance. For example, we note the disclosure on page 1 about Multiple Input, Multiple Output and transmit beamforming.

AUSTIN BEIJING BRUSSELS GEORGETOWN, DE HONG KONG LOS ANGELES NEW YORK
PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

Securities and Exchange Commission
August 18, 2016

In response to the Staff’s comment, we have revised the disclosure on pages 1 through 6 and 64 through 70 to discuss the meaning of various industry terms and their significance in order to present the disclosure from the perspective of an investor who may not be an expert in the industry.
Overview, page 1

2.
Please provide us support for your claims of market leadership in the first paragraph of this section. Also, we note that on page 3 you disclose that your products “have been designed to achieve and maintain market leadership.” Please revise this disclosure to indicate whether your solutions achieved the desired results and provide the bases for your resulting disclosure.

We respectfully advise the Staff that the Company believes it is a leader in the design, development and marketing of advanced high-speed wireless communications solutions because, in each case where it has introduced a new high performance Wi-Fi solution compliant with the 802.11 IEEE standard, it has done so well before its competitors have introduced a comparable product with all the same features. For example, the Company was the first to commercially introduce 2-stream 802.11n chipsets with 4x4 MIMO in October 2008 and 802.11ac chipsets with 4x4 MIMO in May 2013. Competitors did not begin introducing roughly comparable high performance Wi-Fi products until June 2009 and April 2014, respectively. In addition, the Company was the first to commercially introduce its QSR10G Wi-Fi solution, a 12-stream product consisting of 802.11ac chipsets with 8x8 MIMO and 802.11n with 4x4 MIMO in September 2015, and no company has yet introduced a competing Wi-Fi solution that incorporates this technology. The Company believes this QSR10G Wi-Fi solution allows it to offer its customers the highest speed as well as the farthest range.
Being first to market provides the Company with a significant competitive advantage in the market for high-performance Wi-Fi solutions. This market is characterized by design complexity and rapid evolution of industry standards and customer requirements. Competitors in the industry distinguish themselves by the speed with which they introduce new products and the degree to which their products are able to support advanced optional features to enable high-performance Wi-Fi products. By being the first to introduce its Wi-Fi solutions with advanced features months or even years ahead of its competitors, the Company is able to market and monetize such solutions while its competitors are still in the product development phase. As a result, the Company is also able to focus its development efforts more quickly on the next generation of Wi-Fi solutions to address evolving standards and customer requirements, which helps maintain its first-mover advantage. For example, no competitors have yet introduced a product with specifications equivalent to the Company’s 8x8 802.11ac, or QSR10G solution. Being the sole provider of such solutions for a period of time has enabled the Company to secure critical design wins with significant service providers, which has contributed to the Company's revenue growth.
In response to the Staff’s comment, we have revised the disclosure on pages 4 and 67 to discuss how the Company’s solutions have contributed to its leadership in the high-performance Wi-Fi market.

3.	Please revise the first paragraph on page 2 to disclose your accumulated deficit.
In response to the Staff’s comment, we have revised the disclosure in the first paragraph on page 2 and page 65 to disclose the Company’s accumulated deficit as of December 27, 2015.

Securities and Exchange Commission
August 18, 2016

Industry Challenges, page 2

4.	Please revise your Summary and Business section, as appropriate, to more fully address the competitive landscape including competing technologies.
In response to the Staff’s comment, we have revised the disclosures on pages 3, 5, 66, 67, 68 and 75 to more fully address the competitive landscape. Specifically, we have clarified that our competitors all design their products according to the same IEEE Wi-Fi standards, which include numerous specifications for both basic and optional features of Wi-Fi products. Competitors in the industry distinguish themselves by the speed with which they introduce new products and the degree to which their products are able to support advanced specifications and optional features, such as explicit transmit beamforming, high-order MIMO and MU-MIMO.
Service Providers, page 4

5.	We note your disclosure that your enhanced Wi-Fi performance “enables greater revenue potential per subscriber.” Please clarify whether this is increased revenue to you or to your customers.
In response to the Staff’s comment, we have revised the disclosure on pages 4 and 68 to clarify that the Company’s Wi-Fi solutions help create a positive subscriber experience when using Wi-Fi and provide enhanced network performance capabilities, which enable service providers to offer their subscribers premium products and services. We have also clarified that by offering such premium products and services, the Company believes service providers are able to generate more revenue per subscriber and deliver a better subscriber experience, which contributes to improved subscriber retention.

6.	Please tell us the benchmarks used in describing the “high quality and reliability” of your solutions.
We respectfully advise the Staff that we have revised the disclosure on pages 4 and 68 to discuss the benchmarks used in describing the “high quality and reliability” of the Company’s solutions. The Company describes its Wi-Fi solutions as high-quality and reliable because they support the latest IEEE Wi-Fi standards, including the most advanced optional specifications within those standards, which allows them to provide higher speeds and longer ranges than their competitors’ products. Higher speed allows the transmission of higher quality video and the simultaneous transmission of multiple streams of data. In addition, the Company believes its solutions are reliable because they include Wi-Fi access points that can send and receive data over greater distances, which provides connectivity at more locations in a given area. As a result, end users can expect to have a more reliable Wi-Fi signal to connect their client end devices at more points within a given area.
Emerging Growth Company, page 7

7.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to

Securities and Exchange Commission
August 18, 2016

potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
In response to the Staff's comment, we respectfully advise the Staff that, to date, no written communications, as defined in Rule 405 under the Securities Act, have been presented by the Company, or anyone authorized to act on the Company’s behalf, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that the Company, or anyone authorized to act on the Company’s behalf, presents any such written communications to potential investors hereafter, the Company will supplementally provide the Staff with copies of any such written communications.
Use of Proceeds, page 31

8.
We note that proceeds from this offering may be used to acquire other businesses or assets and that you currently have no “agreements or commitments” regarding possible acquisitions. Please revise your disclosure to indicate the identity of any business, if known, or if not known, the nature of the businesses to be sought, the status of any negotiations with respect to the combination, and a brief description of such business. Please see Instruction 6 to Regulation S-K Item 504.

We respectfully advise the Staff that the Company is not currently in negotiations with respect to any potential acquisition of any particular company or business. As part of the Company’s ongoing business strategy, and as disclosed on page 32, it will only evaluate acquisition candidates that it believes would be complementary to its business. Because the identity of any businesses the Company may seek to acquire is not known, we respectfully submit that the Company is not required to add any additional disclosure pursuant to Instruction 6 of Regulation S-K Item 504.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40
Factors Affecting Our Performance, page 42

9.
We note that you disclose several factors that affect your financial performance. To the extent that the occurrence of these factors represent a trend that has had, or that you reasonably expect will have, a material impact on your net sales or revenues, please disclose those trends and present sufficient information so that investors may understand your performance. For example, we note your discussion of design wins and entrance into new markets. Please refer to Regulation S-K Item 303(a)(3)(ii).

In response to the Staff’s comment, we have revised the disclosure on pages 43 and 44 to augment the discussion of trends in the factors that affect the Company’s financial performance. We respectfully advise the Staff that the Company believes the disclosure regarding the factors affecting its financial performance provides a balanced and meaningful discussion of known material trends that have, or that the Company reasonably expects will have, a material impact on its net sales or revenue. The Company will continue to review and expand its disclosure in future filings as necessary to discuss any developments in such trends or the emergence of new trends.

Securities and Exchange Commission
August 18, 2016

Consolidated Results of Operations, page 45
Comparison of the Years Ended December 28, 2014 and December 27, 2015, page 47

10.
We note that your revenue increase in 2015 was primarily attributable to increased volume and prices. Please revise to quantify the impact each of these factors had on your increased revenues. Please refer to Regulation S-K Item 303(a)(3)(iii).

We respectfully advise the Staff that the Company develops high-performance Wi-Fi solutions for several generations of standards, including 802.11n and 802.11ac.  While the overall volume of shipments has been growing, the quantity of shipments for a particular solution or generation of solutions varies from quarter to quarter depending on fluctuations in customer demand.  The average selling price of the Company’s solutions also fluctuates based on product mix and customer mix on a quarterly basis.  As such, the Company believes that quantifying the volume of units shipped or average selling prices would not provide meaningful information to investors on a quarterly or annual basis, and may even be misleading, due to the varying product and customer mix, and constantly changing Wi-Fi solutions that the Company is developing and introducing to the market and the absence of any clear trends based on volume and price. The Company will continue to review and expand its disclosure in future filings as necessary to discuss any developments of material trends based on volume and price pursuant to Regulation S-K Item 303(a)(3)(iii).
Liquidity and Capital Resources, page 50

11.
We see that you only quantify the changes in the components of working capital without providing an explanation for any significant changes. Please revise to discuss the underlying reasons for any material changes and whether any known trends may affect future operations or liquidity. For example, we note that revenues increased 25% in 2015 while inventories decreased 31%. Refer to Item 303 of Regulation S-K and Release 33-8350.

In response to the Staff’s comment, we have revised the disclosure on pages 54 and 55 to identify the underlying reasons for material changes in the components of working capital.
Credit Facility, page 50

12.
We note that you amended your loan agreement to “add a new senior term loan.” If this means you currently have another term loan, please revise to provide disclosure concerning the original term loan. Your revised disclosure should indicate all of your sources of indebtedness, including amounts outstanding and your obligations regarding repayment. Also, in exhibit 10.15 we note that your loans appear to be secured in part by your equity interests in your subsidiaries. Please revise your disclosure concerning the collateralization of your indebtedness to include a discussion of your pledging of your equity interests in your subsidiaries or advise.

In response to the Staff’s comment, we have revised the disclosure on pages 52 and 53 to describe the Company’s original and outstanding term loans and other sources of indebtedness, including all

Securities and Exchange Commission
August 18, 2016

amounts outstanding and the Company’s obligations regarding repayment. We have also revised the disclosure on page 53 to indicate that the collateralization of the Company’s indebtedness involves the pledging of certain of the Company’s equity interests in its subsidiaries.
Critical Accounting Policies, Significant Judgments and Use of Estimates, page 54
Common Stock Valuations, page 56

13.
The table on page 57 shows that you granted stock options on February 5, 2015, March 31, 2015, August 5, 2015, September 30, 2015, December 3, 2015, and February 3, 2016. On page 56 you disclose that you obtained independent third-party valuations as of October 31, 2014, March 31, 2015, June 30, 2015, December 27, 2015, and March 27, 2016. In light of the fact that only the March 31, 2015 valuation was as of the same date as a grant date, please explain to us how you used the other valuations to support the fair market value of your common stock at the other grant dates.

In response to the Staff’s comment, we have revised the disclosure on page 61 to explain how the Company used the independent third-party valuations to support the fair market value of its common stock at other grant dates.

14.
Please tell us why the additional stock grants of 35,745,000 shares of common stock after March 27, 2016 are not shown in the table. Disclose the dates of the grants, the exercise price, and the estimated fair market value of your common stock on the grant dates.

In response to the Staff’s comment, we have revised the table on page 61 to include the additional stock-based awards after March 27, 2016 through August 17, 2016, including the date of grants, the exercise price and the estimated fair value of the Company’s common stock on the grant dates.

15.	Please revise your disclosure to explain the methods used to value your common stock in the valuations.
In response to the Staff’s comment, we have revised the disclosure on page 60 to explain the methods used to value the Company’s common stock.

16.
Please summarize for us the significant assumptions you used to value your common stock underlying the common stock option grants in 2015 and 2016. Explain to us the underlying causes for significant changes in value between grant dates and how your valuations considered the issuance of your Series G preferred stock in 2015.

The Board of Directors of the Company (the “Board”) granted stock options during the period from January 1, 2015 through August 17, 2016 as summarized below:

Securities and Exchange Commission
August 18, 2016

Grant Date	Number of Shares of Common Stock Underlying Options Granted	Exercise Price Per Share	Estimated Fair Value of Common Stock Per Share Used to Determine Stock- Based Compensation Expense
February 5, 2015	1,480,000	$0.04	$0.04
March 31, 2015	6,821,750	$0.04	$0.04
August 5, 2015	6,750,000	$0.05	$0.05
September 30, 2015	2,417,500	$0.05	$0.05
December 3, 2015	26,316,500	$0.06	$0.06
February 3, 2016	3,398,750	$0.08	$0.08
April 6, 2016	5,305,000	$0.10	$0.10
May 26, 2016	2,985,000	$0.14	$0.14
June 30, 2016	27,455,000	$0.17	$0.17
July 13, 2016	38,390,000	$0.17	$0.17
July 27, 2016	16,299,000	$0.18	$0.18
Each option in the table above was granted with an exercise price that the Board determined to be equal to the fair value of the Company’s common stock on the date of grant. The Board’s determinations of fair value were supported by periodic independent third-party valuations prepared in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). On each grant date, the Board assessed whether any material events had occurred since the valuation date of the most recent independent third-party valuation and, in certain cases, determined that the fair value of the Company’s common stock was greater than the value established by the most recent independent third-party valuation. In making this assessment, the Board considered a number of factors outside the independent third-party valuation, including, but not limited to, the value of the tangible and intangible assets of the Company, the present value of expected future cash flows, the working capital of the Company, the Company’s outstanding debt and obligations, the market value of similar companies engaged in substantially similar businesses, particularly those which are at similar stages of development as the Company, and the lack of a public market or other available market to provide liquidity to the Company’s stockholders. A majority of the Board is comprised of non-employee directors, all of whom have significant business, finance and/or venture capital experience. The Company believes that the Board has the requisite level of expertise to make reasonable determinations of the fair value of the Company’s common stock.
In the course of preparing its financial statements, the Company reassessed the fair value of its common stock on each grant date in light of all available information, including subsequently issued independent third-party valuations and other pertinent factors. In each case, the Company concluded that the fair value of the common stock underlying stock options, as determined on each grant date by the Board, was appropriate.
In connection with its assessment of the fair value of its common stock on each grant date, the Company reviewed independent third-party valuations of its common stock, the results and timing of which were as follows:

Securities and Exchange Commission
August 18, 2016

Valuation Date (As of)	Fair Value Per Share of Common Stock
March 31, 2015	$0.04
June 30, 2015	0.05
December 27, 2015	0.08
March 27, 2016	0.10
June 26, 2016	0.17
To assess the fair value of its common stock underlying option grants, the Company first determined its business enterprise value (“BEV”) and then allocated the BEV to each element of the Company’s capital structure (e.g. preferred stock, common stock, warrants and options). The Company’s BEV was estimated using the income approach under the discounted cash flow method (“DCF”), which estimates the enterprise value based on the estimated present value of future net cash flows the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. The estimated present value is calculated using a discount rate known as the weighted-average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business. In allocating the total equity value between preferred and common stock, the Company assumed that the preferred stock would convert to common stock. The Company’s indicated BEV at each valuation date was allocated to the shares of preferred stock, common stock, warrants and options, using either an option pricing method (“OPM”) and/or a probability weighted method (“PWERM”). These methods are described below:

•
Option Pricing Method (OPM). Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

•
Probability-Weighted Expected Return Method (PWERM). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class.

Based on its early stage of development and other relevant factors, the Company determined that the OPM was the most appropriate method for allocating the Company’s enterprise value to determine the estimated fair value of common stock for valuations performed between March 2015 and March 2016. Beginning in June 2016, due to the increasing likelihood of completing its planned initial public offering (“IPO”), the Company began using the PWERM methodology to determine the estimated fair value of its common stock.
In addition to the independent third-party valuations, the Company considered numerous objective and subjective factors in assessing the fair value of its common stock on each grant date, including, but not limited to, the following:

•	future revenue, free cash flow, and other capital requirements associated with such revenue;

•	discount rate used in the DCF model;

Securities and Exchange Commission
August 18, 2016

•	the Company’s current and expected operating and financial performance, including levels of available capital resources;

•	the value of the Company’s tangible and intangible assets;

•	rights and preferences of the Company’s common stock compared to the rights and preferences of its other outstanding securities;

•
capital markets conditions affecting comparable public companies, as reflected in comparable companies’ market trading multiples, initial public offering valuations, comparable sales or merger transactions, and other metrics;

•	the illiquidity of the Company’s common stock by virtue of being a private company, and the resulting discount for lack of marketability;

•	recent arm’s length transactions involving the Company’s common stock;

•	the business risks the Company faces;

•
the likelihood of achieving a particular liquidity event, such as a sale, a merger, or an initial public offering, given prevailing semiconductor industry and capital markets conditions and expected time to such liquidity events; and

•	the experience of management and the members of the Board.
The following discussion relates primarily to the significant assumptions used in the Company’s assessment of the fair value per share of its common stock for purposes of calculating stock-based compensation expenses since January 2015. No single event caused the valuation of the Company’s common stock to increase during this period. Instead, a combination of the factors described below in each period led to the changes in the fair value of the Company’s common stock.
October 31, 2014 Valuation

Valuation Methodology	Estimated Weighted Value
Estimated Fair Value Per Common Share	$0.04
Weighted Average Cost of Capital	30%
Time to Liquidity (in years)	1.5
Revenue Multiple applied to Terminal Value	1.9
Discount for Lack of Marketability	35%
The October 31, 2014 independent third-party valuation was prepared on a minority, non-marketable basis assuming the Company’s business was in the third stage of development. The valuation considered the Company’s business to be in the third stage of development because its revenue growth remained very strong and profitability was becoming seemingly more achievable, but there was still risk around operating in a rapidly evolving, competitive market with larger, more established competitors. This valuation was developed using the income approach, specifically a discounted cash flow analysis, to determine the Company’s enterprise value (“EV”). The discounted cash flow analysis was developed based on the Company’s forecast through 2017 and utilized a weighted-average cost of capital (“WACC”) of 30%, which was deemed appropriate considering the Company’s stage of development. For purposes of determining a terminal value, the valuation applied a multiple consistent with observed revenue multiples from the Company’s guideline companies of 1.9 times projected revenue. This calculated value was then discounted to present value using

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August 18, 2016

the same WACC to determine the final terminal value. The resulting equity value was then allocated to the Company’s common stock utilizing an OPM with the following assumptions: a time to a liquidity event of 1.50 years, risk-free rate of 0.28%, dividend yield of 0% and volatility of 49% over the time to a liquidity event. The fair value of the Company’s common stock, as determined by an OPM and after applying a marketability discount of 35%, was $0.04 per share as of October 31, 2014.

February 5, 2015 Option Grants
On February 5, 2015, the Board granted options to purchase 1,480,000 shares of the Company’s common stock with an exercise price of $0.04, which is consistent with the October 31, 2014 valuation.
March 31, 2015 Valuation

Valuation Methodology	Estimated Weighted Value
Estimated Fair Value Per Common Share	$0.04
Weighted Average Cost of Capital	26%
Time to Liquidity (in years)	2.5
Revenue Multiple applied to Terminal Value	2.5
Discount for Lack of Marketability	30%
The March 31, 2015 independent third-party valuation was prepared on a minority, non-marketable basis assuming the Company’s business was in the third stage of development. The valuation considered the Company’s business to be in the third stage of development because its revenue growth remained very strong and profitability was becoming seemingly more achievable, but there was still risk around operating in a rapidly evolving, competitive market with larger, more established competitors. This valuation was developed using the income approach, specifically a discounted cash flow analysis, to determine the Company’s EV. The discounted cash flow analysis was developed based on the Company’s forecast through 2017 and utilized a WACC of 26%, which was deemed appropriate considering the Company’s stage of development. For purposes of determining a terminal value, the valuation applied a multiple consistent with observed revenue multiples from the Company’s guideline companies of 2.5 times projected revenue. This calculated value was then discounted to present value using the same WACC to determine the final terminal value. The resulting equity value was then allocated to the Company’s common stock utilizing an OPM with the following assumptions: a time to a liquidity event of 2.50 years, risk-free rate of 0.83%, dividend yield of 0% and volatility of 41% over the time to a liquidity event. The fair value of the Company’s common stock, as determined by an OPM and after applying a marketability discount of 30%, was $0.04 per share as of March 31, 2015.
March 31, 2015 Option Grants
On March 31, 2015, the Board granted options to purchase 6,821,750 shares of the Company’s common stock with an exercise price of $0.04, which is consistent with the March 31, 2015 valuation.

Securities and Exchange Commission
August 18, 2016

June 30, 2015 Valuation

Valuation Methodology	Estimated Value	Assigned Weight	Estimated Weighted Value
IPO	$0.12	10%	$0.01
M&A	$1.04	90%	$0.04
Estimated Fair Value Per Common Share			$0.05
Weighted Average Cost of Capital			26%
Time to Liquidity (in years)			2.0
Revenue Multiple applied to Terminal Value			2.7
Discount for Lack of Marketability			30%
The June 30, 2015 independent third-party valuation was prepared on a minority, non-marketable basis assuming the Company’s business was in the third stage of development. The valuation considered the Company’s business to still be in the third stage of development because its revenue growth remained very strong and it appeared that profitability was becoming more achievable, but there also remained risk around operating in a rapidly evolving, competitive market with larger, more established competitors. This valuation was developed using the income approach, specifically a discounted cash flow analysis, to determine the Company’s EV. The discounted cash flow analysis was developed based on the Company’s forecast through 2017 and utilized a WACC of 26%, which was deemed appropriate considering the Company’s stage of development. For purposes of determining a terminal value, the valuation applied a multiple consistent with observed revenue multiples from the Company’s guideline companies of 2.7 times projected revenue. This calculated value was then discounted to present value using the same WACC to determine the final terminal value. The resulting equity value was then allocated to the Company’s common stock utilizing an OPM for two potential scenarios, including an IPO or a merger transaction. The assumptions used in the OPM included: a time to a liquidity event of 2.00 years, risk-free rate of 0.69%, dividend yield of 0% and volatility of 41% over the time to a liquidity event. Under the IPO scenario, the fair value per share of common stock was calculated to be $0.12. Under the merger scenario, the fair value per share of common stock was calculated to be $0.04. The Company utilized a hybrid method to determine the value of the common stock based on an allocation between the IPO scenario, which was assumed to have a 10% likelihood of occurring, and a merger, which was assumed to have a 90% likelihood of occurring. Under the June 30, 2015 valuation, the fair value of the Company’s common stock, as determined by an OPM and after applying a marketability discount of 30%, was $0.05 per share as of June 30, 2015.
The primary reasons for the increase in fair value from the March 31, 2015 valuation to the June 30, 2015 valuation was the increase in the market multiple applied to the terminal value based on changes in the public company market for semiconductor companies, which resulted in an increase the overall enterprise value. In addition, the OPM in the June 2015 valuation utilized a slightly shorter time to a liquidity event due to the passage of time.
Series G Preferred Stock Transactions
From August through December 2014, the Company closed three tranches of the Series G convertible preferred stock financing, which resulted in the issuance of 79,977,022 shares of Series G convertible preferred stock at a price of $0.27141 per share to existing investors. From May through August 2015, the

Securities and Exchange Commission
August 18, 2016

Company sold an additional 52,529,091 shares of Series G convertible preferred stock on the same terms and conditions at a price of $0.27141 per share, raising $14.3 million from new investors. The rights and preferences of the Series G convertible preferred stock, including dividend rights, liquidation preferences and conversion rights, are significantly different from the rights associated with the common stock. Because the rights and preferences of the Series G shareholders do not accrue to the benefit of the common shareholders, the value of the preferred stock is not necessarily equal to the value of the shares of common stock. Under the OPM method, the enterprise value was determined using a discounted cash flow model, and then that value was allocated among the multiple classes of stock outstanding based on the liquidation preferences. Because almost the entire amount of the enterprise value is allocated to the outstanding classes of convertible preferred stock, the value of the common stock is significantly discounted in comparison to the value of Series G preferred stock due to the difference in the liquidation preferences. Therefore, although the June 30, 2015 valuation considered the issuance of Series G Preferred Stock in 2015, the impact of such issuance on the Company’s common stock valuation was immaterial.

August 5, 2015 and September 5, 2015 Option Grants
On August 5, 2015 and September 30, 2015, the Board granted options to purchase 6,750,000 and 2,417,500 shares of common stock, respectively, with an exercise price of $0.05 per share, which is consistent with the June 30, 2015 valuation. The Company has determined there were no events or circumstances that warranted a change in fair value from the June 30, 2015 valuation for the options granted by the Board on August 5, 2015 and September 30, 2015.
December 3, 2015 Option Grants
On December 3, 2015, the Board granted options to purchase 26,316,500 shares of common stock with an exercise price of $0.06 per share, which is $0.01 per share higher than the June 30, 2015 valuation. The Company has evaluated the progress it made between the date of the June 30, 2015 valuation to the December 3, 2015 grant date and determined that, due to an increase in revenue during the second half of the year, the Board appropriately determined that the fair value of the common stock had increased by $0.01 per share since the June 30, 2015 valuation. In the first six months of fiscal 2015, total revenue was approximately $36.6 million, and in the last six months of fiscal 2015, total revenue was approximately $47.2 million, an increase of $10.6 million, or 29%.

Securities and Exchange Commission
August 18, 2016

December 27, 2015 Valuation

Valuation Methodology	Estimated Value	Assigned Weight	Estimated Weighted Value
IPO	$0.15	15%	$0.02
M&A	$0.07	85%	$0.06
Estimated Fair Value Per Common Share			$0.08
Weighted Average Cost of Capital			24%
Time to Liquidity (in years)			1.75
Revenue Multiple applied to Terminal Value			2.5
Discount for Lack of Marketability			30%

The December 27, 2015 independent third-party valuation was prepared on a minority, non-marketable basis assuming the Company’s business was in the third stage of development. The valuation considered the Company’s business to be in the third stage of development because its revenue growth remained very strong and it appeared that profitability was becoming more achievable, but there also remained risk around operating in a rapidly evolving, competitive market with larger, more established competitors. This valuation was developed using the income approach, specifically a discounted cash flow analysis, to determine the Company’s EV. The discounted cash flow analysis was developed based on the Company’s forecast through 2017 and utilized a WACC of 24%, which was deemed appropriate considering the Company’s stage of development. For purposes of determining a terminal value, the valuation applied a multiple consistent with observed revenue multiples from the Company’s guideline companies of 2.5 times projected revenue. This calculated value was then discounted to present value using the same WACC to determine the final terminal value. The resulting equity value was then allocated to the common stock utilizing an OPM for two potential scenarios, including an IPO or a merger transaction. The assumptions used in the OPM included: a time to a liquidity event of 1.75 years, risk-free rate of 0.90%, dividend yield of 0% and volatility of 41% over the time to a liquidity event. Under the IPO scenario, the fair value per share of common stock was calculated to be $0.15. Under the merger scenario, the fair value per share of common stock was calculated to be $0.07. The Company utilized a hybrid method to determine the value of the common stock based on an allocation between the IPO scenario, which was assumed to have a 15% likelihood of occurring, and a merger, which was assumed to have an 85% likelihood of occurring. The fair value of the Company’s common stock, as determined by an OPM and after applying a marketability discount of 30%, was $0.08 per share as of December 27, 2015.
The primary reasons for the increase in fair value from the June 30, 2015 valuation to the December 27, 2015 valuation was the Company’s success in continuing to drive revenue growth and the related increase in its forecast, as well as a higher likelihood of an IPO. During the first half of 2015, revenue totaled $36.6 million, whereas for the second half of 2015, revenue increased to $46.9 million, an increase of 28%. The higher likelihood of an IPO was due to the increased adoption of the Company’s Wi-Fi solutions, although there was a continued risk of not being able to complete an IPO due to the tepid capital markets conditions at the end of 2015. In addition, the OPM in the December 27, 2015 valuation utilized a slightly shorter time to a liquidity event than the June 30, 2015 valuation due to the passage of time.

Securities and Exchange Commission
August 18, 2016

February 3, 2016 Option Grants
On February 3, 2016, the Board granted options to purchase 3,398,750 shares of common stock with an exercise price of $0.08 per share, which is consistent with the December 27, 2015 valuation. The Company has determined there were no events or circumstances that warranted a change in fair value from the date of the December 27, 2015 valuation to the February 3, 2016 grant date.
March 27, 2016 Valuation

Valuation Methodology	Estimated Value	Assigned Weight	Estimated Weighted Value
IPO	$0.17	25%	$0.04
M&A	$0.08	75%	$0.06
Estimated Fair Value Per Common Share			$0.10
Weighted Average Cost of Capital			24%
Time to Liquidity (in years)			1.3
Revenue Multiple applied to Terminal Value			2.5
Discount for Lack of Marketability			24%

The March 27, 2016 independent third-party valuation was prepared on a minority, non-marketable basis assuming the Company’s business was in the fourth stage of development. The valuation considered the Company’s business to be in the fourth stage of development because the Company’s forecasting process showed reduced risks and an approaching liquidity event. This valuation was developed using the income approach, specifically a discounted cash flow analysis, to determine the Company’s EV. The discounted cash flow analysis was developed based on the Company’s forecast through 2017 and utilized a WACC of 24%, which was deemed appropriate considering the Company’s stage of development. For purposes of determining a terminal value, the valuation applied a multiple consistent with observed revenue multiples from the Company’s guideline companies of 2.5 times projected revenue. This calculated value was then discounted to present value using the same WACC to determine the final terminal value. The resulting equity value was then allocated to the common stock utilizing an OPM for two potential scenarios, including an IPO or a merger transaction. The assumptions used in the OPM included: a time to a liquidity event of 1.25 years, risk-free rate of 0.72%, dividend yield of 0% and volatility of 41% over the time to a liquidity event. Under the IPO scenario, the fair value per share of common stock was calculated to be $0.17. Under the merger scenario, the fair value per share of common stock was calculated to be $0.08. The Company utilized a hybrid method to determine the value of the common stock based on an allocation between the IPO scenario, which was assumed to have a 25% likelihood of occurring, and a merger, which was assumed to have a 75% likelihood of occurring. The fair value of the Company’s common stock, as determined by an OPM and after applying a marketability discount of 24%, was $0.10 per share as of March 27, 2016.
The primary reason for the increase in fair value from the December 31, 2015 valuation to the March 27, 2016 valuation was the increased likelihood of an IPO as the Company increased its revenue growth, although the market sentiment for investing in IPOs had not yet improved. During the first quarter of 2016, the Company’s revenue was $24.4 million, as compared to $18.4 million during the first quarter of 2015, an increase of 33% year over year. During the first quarter of 2016, eight companies went public, as compared to thirty-seven companies that went public during the first quarter of 2015, a decrease of 78%. In addition,

Securities and Exchange Commission
August 18, 2016

the OPM in the March 27, 2016 valuation was impacted by utilizing a slightly shorter time to a liquidity event than the December 31, 2015 valuation due to the passage of time.
April 6, 2016 Option Grants
On April 6, 2016, the Board granted options to purchase 5,305,000 shares of common stock with an exercise price of $0.10 per share, which is consistent with the March 27, 2016 valuation. The Company has determined there were no events or circumstances that warranted a change in fair value from the date of the March 27, 2016 valuation to the April 6, 2016 grant date.
May 26, 2016 Option Grants
On May 26, 2016, the Board granted options to purchase 2,985,000 shares of common stock with an exercise price of $0.14 per share, which is $0.04 higher than the March 27, 2016 valuation. The Company has evaluated the progress it made between the date of the March 27, 2016 valuation to the May 26, 2016 grant date and determined that, due to an increased likelihood of an IPO and an increase in the estimated enterprise value based on preliminary discussions with the underwriters of the Company’s proposed IPO, the value of the common stock had increased to $0.14 per share. In May 2016, the Company selected underwriters and commenced preparations for an IPO, which increased the likelihood that the Company would be able to complete its proposed IPO.
June 26, 2016 Valuation

Valuation Methodology	Estimated Value	Assigned Weight	Estimated Weighted Value
IPO	$0.24	30%	$0.07
M&A	$0.17	60%	$0.09
Stay Private	0.11	10	$0.01
Estimated Fair Value Per Common Share			0.17
Weighted Average Cost of Capital			23%
Discount for Lack of Marketability			17%
The June 26, 2016 independent third-party valuation was prepared on a minority, non-marketable basis assuming the Company’s business was in the fourth or fifth stage of development. The valuation considered the Company’s business to be in the fourth or fifth stage of development because the Company’s forecasting process showed reduced risks and an approaching liquidity event. The valuation began utilizing a PWERM model for the first time, as opposed to the OPM models used in the past. The reason for switching to a PWERM model was because of the imminent confidential submission of the Registration Statement to the Commission, which was submitted on July 8, 2016. In the PWERM model, the valuation evaluated three potential outcomes, including an IPO, an M&A transaction, and a staying private scenario.
Under the IPO scenario, the fair value was developed by combining the results of four similar valuations, including one estimating a December 2016 IPO, one estimating a March 2017 IPO, one estimating a June 2017 IPO, and one estimating a September 2017 IPO. Each of these valuations, however, was derived by developing hypothetical EVs for three different scenarios for the selected IPO timing: a low estimate, medium estimate and high estimate. The hypothetical EVs were estimated using multiples consistent with an analysis

Securities and Exchange Commission
August 18, 2016

of the Company’s guideline companies and an analysis of valuations in the semiconductor space during recent years for other IPO transactions. The results from the three scenarios were then weighted as follows: 20% for the scenario with the lowest estimated EV, 55% for the medium estimate, and 25% for the highest estimate based on the Company’s assessment of the likelihood of each scenario occurring. The results from the four IPO valuations were then combined, with the fair value determined in the IPO by December 2016 valuation weighted by 35%, the fair value determined in the IPO by March 2017 valuation weighted by 35%, the fair value determined in the IPO by June 2017 weighted by 25% and the IPO by September 2017 weighted by 5% based on the Company’s assessment of the likelihood of each scenario occurring. This derived equity value was then reduced by a marketability discount of 17% to determine a fair value under the PWERM model for an IPO of $0.24 per share.
Under the merger scenario, the fair value was developed by combining the results of four similar valuations, including one estimating a December 2016 transaction, one estimating a March 2017 transaction, one estimating a June 2017 transaction, and one estimating a September 2017 transaction. Each of these valuations, however, were derived by developing hypothetical EVs for three different scenarios for the selected merger timing: a low estimate, medium estimate and high estimate. The hypothetical EVs were estimated using multiples consistent with an analysis of the Company’s guideline companies and an analysis of valuations in the semiconductor space during recent years for other merger transactions. The results from the three scenarios were then weighted as follows: 20% for the scenario with the lowest estimated EV, 55% for the medium estimate, and 25% for the highest estimate based on the Company’s assessment of the likelihood of each scenario occurring. The results from the four valuations were then combined, with the fair value determined in the December 2016 valuation weighted by 35% and the fair value determined in the March 2017 valuation weighted by 35%, the fair value determined in the June 2017 weighted by 25% and the September 2017 weighted by 5% based on the Company’s assessment of the likelihood of each scenario occurring. This derived equity value was then reduced by a marketability discount of 17% to determine a fair value under the PWERM model for a merger transaction of $0.14 per share.
Under the stay private scenario, the valuation used the income approach, specifically a discounted cash flow analysis, to determine the Company’s EV. The discounted cash flow analysis was developed based on the Company’s forecast through 2017 and utilized a WACC of 23%, which was deemed appropriate considering the Company’s stage of development. For purposes of determining a terminal value, the valuation applied a multiple consistent with observed revenue multiples from its guideline companies of 2.5 times projected revenue. This calculated value was then discounted to present value using the same WACC to determine the final terminal value. The resulting equity value was then allocated to the common stock utilizing an OPM for using assumptions of: a time to a liquidity event of 2.0 years, risk-free rate of 0.82%, dividend yield of 0% and volatility of 41% over the term. The fair value of the Company’s common stock from the income approach, as determined by an OPM and after applying a marketability discount of 26%, was $0.11 per share as of June 26, 2016.
Finally, the fair value determined for the stay private scenario was weighted by 10%, while the fair value for an IPO was weighted by 30% and the fair value determined for a merger was weighted by 60% to determine a final fair value of $0.17 per share as of June 26, 2016.
The primary reason for the increase in fair value from the March 27, 2016 valuation to the June 26, 2016 valuation was the increasing likelihood of an IPO as the Company increased its revenue growth, although

Securities and Exchange Commission
August 18, 2016

there was still significant risk that the Company would not be able to complete its proposed IPO because of unfavorable capital markets conditions. During the second quarter of 2016, the Company’s revenue was $33.0 million, as compared to $18.2 million during the second quarter of 2015, an increase of 81% year over year. In May 2016, the Company selected underwriters and commenced preparations for an IPO, and submitted the confidential Registration Statement to the SEC on July 8, 2016. In light of these developments, the Company determined that the estimated fair value of the Company’s common stock had increased from $0.10 per share as of March 27, 2016 to $0.17 per share as of June 26, 2016.
June 30, 2016 and July 13, 2016 Option Grants
On June 30, 2016 and July 13, 2016, the Board granted options to purchase 27,455,000 and 38,390,000 shares of common stock with an exercise price of $0.17 per share, which consistent with the June 26, 2016 valuation. The Company has determined there were no significant events or circumstances that warranted a change in fair value from the date of the June 26, 2016 valuation to the June 30, 2016 and July 13, 2016 grant dates.
July 27, 2016 Option Grants
On July 27, 2016, the Board granted options to purchase 16,299,000 shares of common stock with an exercise price of $0.18 per share, which is $0.01 per share higher than the June 26, 2016 valuation. The Company has evaluated the progress the Company made between the date of the June 26, 2016 valuation and the July 27, 2016 grant date and determined that, due to its increased revenue, improvement in its business forecast for the remainder of 2016, and an improvement in market sentiment for investing in IPOs, there was an increased likelihood of completing an IPO and the value of the common stock had increased to $0.18 per share.

17.
We note that you granted options subsequent to May 27, 2016 at a weighted-average exercise price of $0.16 per share. We also note that the estimated fair value of your common stock as of February 3, 2016 was $0.08. Please tell us the significant reasons for the increase in the fair market value of your common stock.

On February 3, 2016, the Board granted options to purchase 3,398,750 shares of common stock with an exercise price of $0.08 per share, consistent with the December 27, 2015 valuation. Subsequent to the quarter ended March 27, 2016, the Board granted options on five other dates as noted in the response to Comment 16 above. The primary reason for the increase in value of the Company’s common stock from $0.08 per share on the December 27, 2015 valuation date to $0.17 per share on the June 26, 2016 valuation date was an increased probability of completing an IPO, which increased from 15% to 30% during that time period.
Business, page 60
Automated Network Management, page 64

18.
We note that you offer a remote monitoring service which can be used to “fix network problems” remotely. If this service faces a substantial risk that access could be gained by unauthorized parties, please provide appropriate risk factor disclosure indicating the specific risks this could pose to your solutions.

Securities and Exchange Commission
August 18, 2016

We respectfully advise the Staff that the Company has already included a risk factor regarding potential security breaches, including cyber security incidents, and does not believe that its cloud-based Wi-Fi analytics and monitoring platform faces a substantial risk of access by unauthorized parties warranting specific risk factor disclosure.  The Company utilizes Amazon Web Services for this platform, which provides a number of sophisticated technical and physical controls designed to prevent unauthorized access to or disclosure of customer content.  In addition, the data captured through the Company’s Wi-Fi analytics offering does not include any personal identifiable information.  Rather, the data is limited to Wi-Fi network and system data regarding system configuration, system history and status, physical layer and traffic statistics, and the device environment.
Our Products and Technology, page 65

19.
We note the table on page 67 describing your marketed products and end markets they address. Please tell us whether any class of similar products or services accounted for more than 10 percent of your consolidated revenue in any of your last three fiscal years and revise to include the information called for by Regulation S-K Item 101(c)(1)(i), as appropriate.

We respectfully advise the Staff that, to date, the Company has developed, marketed and sold only one class of similar products: Wi-Fi solutions consisting of a radio frequency chip and digital baseband chip, which together support the IEEE Wi-Fi standards, including 802.11n and 802.11ac. While the Company offers multiple generations of solutions that address varying applications and end markets as illustrated in the table on page 71, all of them derive from the same Wi-Fi system architecture and provide similar functionality in the end product. Differences among the Company’s generations of Wi-Fi solutions relate principally to the requirements of specific Wi-Fi standards and target end markets. For example, while 8x8 802.11ac solutions must address complexities associated with higher order MIMO, these solutions nevertheless rely heavily upon the same technology architectures as the Company’s previous 4x4 solutions.
In particular, the Company believes the following factors support its determination that it markets and sells only one class of similar products:

•	The Company’s Wi-Fi solutions consist entirely of separate radio frequency chips and digital baseband chips;

•	All of the Company’s Wi-Fi solutions offer MIMO 4x4 and above functionality;

•	All of the Company’s Wi-Fi solutions operate with a similar software architecture;

•	All of the Company’s Wi-Fi solutions rely upon or derive from a common core technology architecture;

•	All of the Company’s Wi-Fi solutions are sold to similar customers, namely OEMs and ODMs, or third-party distributors who resell to OEMs and ODMs, serving the end markets that the Company targets;

•	Sales and marketing of all of the Company’s Wi-Fi solutions are managed by the same sales and marketing personnel; and

•	All of the Company’s Wi-Fi solutions are distributed through the same distribution channels.
For the reasons cited above, we respectfully submit that the information required by Item 101(c)(1)(i) does not apply to any subset of the Company’s Wi-Fi solutions. In addition, in response to the Staff’s comment, we have revised the disclosure on pages 72 and 73 to disclose the percentage of total revenue

Securities and Exchange Commission
August 18, 2016

contributed by sales of the Company’s Wi-Fi solutions and by the Company’s licensing and non-recurring arrangements.
Sales & Marketing, page 68
Manufacturing, page 69

20.
We note your disclosure in the first full paragraph on page 69 that your sales are made “on the basis of purchase orders under your standard terms and conditions.” We also note your disclosure on page 15 regarding your current lack of long-term supply agreements. To the extent that you rely on standard terms and conditions for sales and manufacturing, please revise your disclosure to ensure that you have disclosed the material terms and conditions in the prospectus.

In response to the Staff’s comment, we have revised the disclosure on page 73 to provide further explanation regarding the Company’s terms and conditions.  The Company’s terms and conditions with its customers and its vendors are generally consistent with typical industry practice, but vary with specific customers and vendors. The Company does not believe a more detailed disclosure of the terms and conditions applicable to customers and vendors would be materially important to an investor’s overall understanding of its business and investment decision.  In addition, it would be difficult and potentially misleading to describe the individual terms and conditions that apply since they vary from customer to customer and from vendor to vendor.
Agreement with RUSNANO, page 93

21.
Please revise this section and other applicable sections of your prospectus to provide greater detail regarding the terms of your relationship with RUSNANO. In addition, please ensure that you have filed all relevant agreements.

In response to the Staff’s comment, we have revised the disclosure on pages 55, 97 and 98 to provide greater detail regarding the terms of the Company’s relationship with RUSNANO, including RUSNANO’s investments in the Company’s past debt and equity financings and the original letter agreement with RUSNANO pursuant to which the Company agreed to create a subsidiary to be incorporated and operated in Russia (the “RUSNANO Letter Agreement”). We have also filed the RUSNANO Letter Agreement as part of Exhibit 10.17 to the Registration Statement.
Principal Stockholders, page 97

22.
Please revise the table on page 98 to include the information required by Regulation S-K Item 403(b) regarding you Chief Financial Officer. Also, please disclose all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of the entities identified in the table. We note, for example, the shares held by entities affiliated with Venrock Associates.

Securities and Exchange Commission
August 18, 2016

We respectfully advise the Staff that Regulation S-K Item 403(b) does not require a separate line item in the table on page 102 that names the Company’s Chief Financial Officer because he is not a “named executive officer” as defined in Item 402(m)(2). Under the JOBS Act, emerging growth companies such as the Company are only required to provide compensation disclosure for named executive officers under Item 402(m)(2), which include the Company’s principal executive officer and the two other most highly compensated executive officers at the end of the last fiscal year. As such, the Company’s named executive officers for 2015 are its Chief Executive Officer; Senior Vice President, Marketing and Business Development; and Senior Vice President, Worldwide Sales. Although Item 403(b) refers to the definition of “named executive officers” in Item 402(a)(3), we respectfully submit that it would be confusing to investors to list the Company’s Chief Financial Officer as a named executive officer in this table when he is not treated as a named executive officer elsewhere in the prospectus. We further advise the Staff that, pursuant to Item 403(b), the Company has included the shares beneficially owned by its Chief Financial Officer in the line item for “all executive officers and directors as a group.”
With respect to the shares held by entities affiliated with Venrock Associates, we respectfully submit that no further disclosure is required as no natural person is deemed to be the beneficial owner of these shares. Each of Venrock Associates IV, L.P., Venrock Entrepreneurs Fund IV, L.P., and Venrock Partners, L.P. (collectively, the “Venrock Entities”) has a sole general partner that is a limited liability company with six members. Voting and investment decisions with respect to the shares held by each of the Venrock Entities require a vote of a majority of the six members of its respective general partner. Under the “rule of three,” if voting or investment decisions with respect to issuer securities require a vote of a majority of three or more persons, none of them will be deemed the beneficial owner of those securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. See the Southland Corp. no-action letter (July 8, 1987). Based upon this analysis, we respectfully submit that no individual member of the general partners of the Venrock Entities is deemed the beneficial owner of the shares held by the Venrock Entities, and the Company is not required to identify such members in the table on page 102.
Financial Statements
Note 1. The Company and Summary of Significant Accounting Policies
Revenue Recognition, page F-10

23.	With respect to your multiple-element arrangements, please provide the disclosures required by ASC 605-25-50-2.
In response to the Staff’s comment, we have revised the disclosure on page F-11 to include the details of the Company’s multiple-element arrangements as required by ASC 605-25-50-2.
Unaudited Pro Forma Net Loss per Share Attributable to Common Stockholders, page F‑12

24.
Please tell us whether you believe it is probable that the preferred stock will automatically convert into common stock. We note the terms of automatic conversion in Note 8. Refer to Article 11 of Regulation S-X.

Securities and Exchange Commission
August 18, 2016

We respectfully advise the Staff that the Company believes it is probable that its preferred stock will automatically convert into common stock in connection with this offering. As detailed in Note 8, each share of preferred stock will automatically convert into shares of common stock immediately prior to the earlier of (i) the sale of the Company’s common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, with gross proceeds of not less than $50.0 million in the aggregate and an offering price to the public reflecting a pre-money valuation of not less than $325 million, or (ii) upon the receipt by the Company of a written request or agreement of the holders of a majority of the outstanding Series A, B, C, D, E, F-1 and G preferred stock, voting together as a single class and on an as converted basis, provided, however, that the consent of at least a majority of then outstanding shares of Series F-1 preferred stock is required for shares of Series F-1 preferred stock to convert in each case. The Company believes that the gross proceeds from this offering and the public offering price will exceed the thresholds set forth in clause (i) of the preceding sentence that are required to trigger the automatic conversion of the preferred stock into common stock immediately prior to the completion of this offering. In addition, the Company expects the requisite stockholders under clause (ii) of the preceding sentence to consent to the automatic conversion of the preferred stock into common stock immediately prior to the completion of this offering. Finally, the Company expects that the holders of at least a majority of the outstanding shares of Series F-1 preferred stock will consent to the conversion of the shares of Series F-1 preferred stock into common stock under both scenarios described in clauses (i) and (ii) above.
Note 13. Segment Information and Operations by Geographic Area, page F-35

25.	Please revise this note to present all of the information required by ASC 280-10-50-41(a).
In response to the Staff’s comment, we have revised the table on page F-36 to include revenue from customers in the United States and individual countries outside the United States with material sales consisting of 10% or greater of total revenue.
Item 15. Recent Sales of Unregistered Securities, page II-2

26.
Please revise this section to include all information required by Regulation S-K Item 701. For example, we note that not all disclosed securities issuances include disclosure regarding consideration received.

In response to the Staff’s comment, we have revised the disclosure on pages II-2 and II-3 to include all information required by Regulation S-K Item 701, including disclosure regarding the consideration received for the securities issuances.
Exhibit 10.17

27.
We note this exhibit’s reference to sales of promissory notes. Please file those notes as exhibits and provide disclosure under Regulation S-K Items 303, 404, and 701, as appropriate. Also, please file the letter agreement that this exhibit amends.

Securities and Exchange Commission
August 18, 2016

We respectfully advise the Staff that we have re-filed Exhibit 10.17 to the Registration Statement to include the RUSNANO Letter Agreement, in addition to the amended and restated RUSNANO Letter Agreement.
The promissory notes referenced in Exhibit 10.17 were issued to RUSNANO in July 2014. The Company raised an aggregate of approximately $14.5 million in the principal amount of convertible promissory notes (the “Notes”) issued to multiple investors from July 2014 to August 2014 (the “Bridge Financing”), and the promissory notes issued to RUSNANO in the Bridge Financing (the “RUSNANO Notes”) represented an aggregate principal amount of $2 million. In connection with the Company’s Series G Preferred Stock financing in August 2014, approximately $1.6 million in principal and accrued interest on the RUSNANO Notes converted into shares of Series G Preferred Stock, and the Company repaid in cash the remaining approximately $0.4 million in principal and accrued interest on the RUSNANO Notes. The other Notes were similarly converted into shares of the Company’s Series G Preferred Stock. As such, the RUSNANO Notes and other Notes are no longer outstanding.
We respectfully advise the Staff that the Notes are discussed on page 55 in the section titled “Management’s Discussion and Analysis—Liquidity and Capital Resources—Net Cash Provided by (Used in) Financing Activities” under Regulation S-K Item 303. We have revised the disclosure in the section titled “Certain Relationships and Related Party Transactions” on pages 97 and 98 to provide further information about the Notes in the discussion of the Company’s relationship with RUSNANO under Regulation S-K Item 404. In addition, we have revised the disclosure on page II-2 to include the issuance of the Notes pursuant to Regulation S-K Item 701.
We respectfully submit to the Staff that we are not required to file the Notes as exhibits under Regulation S-K Item 601(b)(10)(i) because the Notes were entered into not in the ordinary course of the Company’s business, were entered into more than two years prior to the date hereof and are not material to the Company because they are no longer outstanding and neither party to the Notes has any material obligations thereunder.
Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 493-9300 or jsheridan@wsgr.com.
Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ John T. Sheridan

John T. Sheridan

cc:    Sam Heidari, Quantenna Communications, Inc.
Tom MacMitchell, Quantenna Communications, Inc.
Arthur F. Schneiderman, Wilson Sonsini Goodrich & Rosati, P.C.
Alan F. Denenberg, Davis Polk & Wardwell LLP